Proxy Results

On June 3, 2011, a special meeting of Members was held to consider approving Garrett D’Alessandro as a member of the Board of Managers of the Fund.  The following table illustrates the specifics of the vote:

For	Against	Abstain
38,004.19	–	–

On August 12, 2011, a special meeting of Members was held to consider approving Jay C. Nadel, Daniel A. Hanwacker and Susan Henshaw Jones as members of the Board of Managers of the Fund since three Independent Managers recently resigned from the Board of Managers of the Fund, two of which had met or were approaching the Fund’s retirement age of 75.  The following table illustrates the specifics of the vote:

For	Against	Abstain
38,004.19	–	–